SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                        AMENDMENT NO. 1

                               TO

                           FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                Entergy International Ltd. LLC
               __________________________________
               (Name of foreign utility company)


                      Entergy Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


       The Commission is requested to mail copies of all communications relating to this Notification to:

Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Mayer, Brown & Platt
Entergy Services, Inc.             1675 Broadway
639 Loyola Avenue                  New York, New York 10019-5820
New Orleans, Louisiana  70113

     Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission (the "Commission") that Entergy International Ltd. LLC ("EIL") (successor to Entergy Power Development International Corporation) is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy International Ltd. LLC
               c/o Entergy Services, Inc.
               P.O. Box 61000
               New Orleans, Louisiana 70161

     EIL, an indirect wholly-owned subsidiary of Entergy, was organized for purposes of acquiring and holding Entergy's interests in FUCOs. EIL currently holds an indirect interest in the following FUCOs:

                                        (a)   CitiPower Limited
                         ("CitiPower"), a public utility engaged
                         in the distribution of electricity in
                         the State of Victoria, Australia.
                         Entergy owns, indirectly through EIL and other FUCO subsidiaries, 100% of the voting securities of CitiPower. CitiPower's electric distribution network comprises sub-transmission (66 kv and below) and distribution assets, including approximately 37 zone substations and 4,321 transformer installations. The network is predominantly an overhead, wooden poled distribution system comprising approximately 2,745 kilometers (kms) of high and low voltage overhead lines and 1,864 kms of high and low voltage underground cables. CitiPower's service territory covers approximately 157 total square kms of the suburban and metropolitan Melbourne areas. This area includes the municipalities of St. Kidda, Toorak, Camberwell, Balwyn, Brunswick, Thornbury and the Port of Melbourne. CitiPower serves approximately 232,800 residential, commercial and industrial customers.

                                        (b)   London Electricity
                         plc ("London Electricity"), a "regional
                         electric company" principally engaged in the business of generating, purchasing and selling electricity to approximately 2 million retail customers in a service territory covering the greater metropolitan area of London, England. Entergy owns, indirectly through EIL and other FUCO subsidiaries, 100% of the voting securities of London Electricity. The principal assets of London Electricity consist of electric distribution facilities. London
                         Electricity also owns less that 1% of
                         the capital shares of National Grid
                         Holdings plc ("National Grid") which,
                         through a subsidiary, owns and manages
                         the national electric transmission
                         system in England and Wales.  London
                         Electricity purchases substantially all
                         of its electricity requirements from
                         National Grid which, in turn, purchases
                         electricity from a variety of sources.
                         In addition, London Electricity has the
                         following direct or indirect ownership
                         interests in electric generating
                         facilities:  a 13.5% ownership interest
                         in Barking Power Ltd., which owns a
                         1,000 MW gas-fired power plant located
                         in East London, England; and a 50%
                         ownership interest in Thames Valley
                         Power Ltd., which owns a 14 MW gas-fired turbine located at Heathrow Airport.

     In addition to the foregoing existing ownership interests in FUCOs, EIL also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EIL undertakes to file a further amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

     Other than Entergy, no person holds a 5% or more voting interest in EIL.

Item 2. Domestic Associate Public-Utility Companies of EIL and their Relationship to EIL.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EIL: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EIL.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY CORPORATION




                                   By:/s/William J. Regan, Jr.
                                      ------------------------
                                        William J. Regan, Jr.
                                   Vice President and Treasurer


Dated:    October 15, 1997